April 27, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:    Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions

Re:	RTI Surgical, Inc.
Definitive Additional Soliciting Materials
Filed April 19, 2016
File No. 000-31271

Dear Mr. Duchovny:

On behalf of our client, RTI Surgical, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2016, with respect to the Definitive Additional Soliciting Materials filed with the Commission on April 19, 2016, File No. 000-31271 (the “Soliciting Materials”).

For your convenience, each of the Staff’s comments is repeated below, along with the Company’s response to each comment set forth immediately following the comment.

Comment 1

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

As requested, the Company will qualify such statements as opinions or beliefs in future filings. Also, as requested, set forth below is supplemental support for the referenced statements.

•	that RTI is making significant progress executing its plan to grow revenue, increase profit margins and enhance stockholder value;

Supplemental Support

As reflected in the letter to shareholders contained in its Annual Report to Shareholders covering calendar 2014 (the “2014 Letter to Shareholders”), the Company established a goal at that time to become a $500 million revenue company with gross margins approaching 60% and operating margins approaching 20% (collectively, the “Plan”). The details for achieving the Plan’s goals, which were summarized in the 2014 Letter to Shareholders and subsequent investor

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April 27, 2016

presentations, for example the Company’s presentation at the Canaccord Genuity Musculoskeletal Conference in March 2016 (the slide deck for such presentation is included on the Company’s website; referred to in this letter as the “Canaccord Slide Deck”)), are as follows:

¡	Base Biologics:

¡	Focus sales efforts on Sports Medicine Implants, Bone Graft Substitute Implants, and General Orthopedic Implants.

¡	As of the Plan’s implementation date, for these products in the Base Biologics business, the Company expected 5% compounded annual growth in revenue. This expectation was based upon recent growth rates for these implants in the market generally and market rates of growth published by SmartTrak, BioMed GPS and Millenium Research Group (as interpreted by the Company based on certain assumptions and judgments in an attempt to tailor these third party reports to the products in the Company’s Base Biologics business).

¡	As of the Plan’s implementation date, for these products in the Base Biologics business, the Company expected greater than 40% gross margins. This expectation was based upon historical gross margins for these products.

¡	Hardware:

¡	Focus sales efforts on Spinal Systems, Trauma Systems, and Cardio Systems. More specifically, these focused sales efforts are on the expansion of the customer base and introduction of new products primarily through the Company’s direct distribution networks.

¡	As of the Plan’s implementation date, for these products in its Hardware business, the Company expected 15% compounded annual growth in revenue. This expectation was based upon the recent success, since the acquisition of Pioneer Surgical in 2013, at expanding its customer base and increased demand for the Company’s new products.

¡	As of the Plan’s implementation date, for these products in the Hardware business, the Company expected greater than 70% gross margins. This expectation was based upon the level of gross margins currently recognized for this product group.

¡	Focused Products:

¡	Focus sales efforts on nanOss® Advanced Bone Graft Substitutes, map3® cellular allogeneic bone grafts, and surgical specialties biologics portfolio. The map3 graft and portions of certain products included in the surgical specialties products were introduced in in the past two to three years. More specifically, these focused sales efforts are on the introduction of new products and expansion of the customer base through the Company’s direct distribution networks primarily due to demand for these new products, which in the Company’s opinion generally have superior performance characteristics than competing products.

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April 27, 2016

¡	As of the Plan’s implementation date, for these products in the Focused Products business, the Company expected 50% compounded annual growth in revenue. This expectation was based upon the large size of the relevant market, the Company’s view that its products generally perform superior to competitive products, and the Company’s belief that its sales force would expand its customer base because of the attractiveness of its products.

¡	As of the Plan’s implementation date, for these products in the Focused Products business, the Company expected greater than 70% gross margins. This expectation was based upon the level of gross margins currently recognized for this product group.

The Company believes that its significant progress in executing the Plan is reflected in its Annual Report on Form 10-K for 2015 and filed with the Commission on March 7, 2016 (the “2015 10-K”). In the Plan’s first year, the Company’s: (a) total revenues increased 7.4% (i.e., from $262.8 million to $282.3 million); (b) gross margins increased from 50.9% to 53.0%; and (c) operating margins increased from 2.1% to 8.7%.

The Company believes that increasing revenues through the distribution of more profitable products will enhance stockholder value over the long-term.

•	that, in expanding your revenues, you expect annual revenues to grow faster than the market with gross margins approaching 60% and operating margins approaching 20% of total revenues. In this respect, disclose whether you have a plan to achieve these results and describe it generally;

Supplemental Support

Please see the response immediately above for a general description of the Plan, the steps to achieve the Plan’s goals, and the progress made in 2015 towards achieving those goals. The Company’s belief that the revenue goal contained in the Plan reflects annual revenue growth faster than that of the market is based on its projections for groups of its products and also its expected international expansion exceeding market rates for comparable implants and medical devices based on published industry market data published by SmartTrak, BioMed GPS and Millenium Research Group (as interpreted by the Company based on certain assumptions and judgments in an attempt to tailor these third party reports to the Company’s business). The Company’s revenue goal contained in the Plan exceeds such prediction for the overall market.

•	your statement that “We have aligned our organization with three key growth areas: 1) focused products that we expect to grow revenues at a 5-year compound annual growth rate approaching 50% and generate margins of approximately 70%; 2) hardware that we expect to grow revenues at a 5-year compound annual growth rate in the mid-teens and generate margins of approximately 70%; and 3) base biologics that we expect to grow revenues at a 5-year compound annual growth rate in the mid- single digits and generate margins of approximately 40%.” In this respect, describe generally the products, hardware and base biologics referenced;

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April 27, 2016

Supplemental Support

General descriptions of the Company’s Focused Products, Hardware, and Base Biologics businesses are included in the Canaccord Slide Deck, and are as follows:

¡	Base Biologics – The Company’s legacy implant portfolio (e.g., allograft tendons, ligaments, and cartilage). The products are distributed through the Company’s direct sales organization and commercial distributors.

¡	Hardware – The Company’s spine, trauma, and cardiothoracic products. Spine and cardiothoracic products are distributed through the Company’s direct sales organization and trauma is distributed through commercial distributors.

¡	Focused Products –

¡	nanOss® Advanced Bone Graft Substitutes – A bone graft substitute that combines an engineered extracellular matrix bioscaffold which is developed as a pathway for cell infiltration and osteo conductive nan-structured hydroxyapatite that mimics the composition, structure, and size of bone, providing a natural bone growth solution. They are distributed through the Company’s direct sales organizations.

¡	map3® Cellular Allogeneic Bone Grafts – Supplies the three following essential elements of bone formation in a single allograft: cortical cancellous bone chips supply a three-dimensional osteoconductive scaffold; demineralized bone matrix demonstrates verified osteoinductive potential; and cryogenically preserved, viable multipotent adult progenitor (MAPC®)-class cells provide osteogenic and angiogenic characteristics to support the bone healing process. They are distributed through the Company’s direct sales organizations.

¡	Surgical Specialties Biologics Portfolio – Portfolio includes: Cortiva™ and Cortiva™ 1MM Allograft Demis; Fortiva™ Porcine Dermis; and Tutopatch® Bovine Pericardium & Tutomesh® Fenestrated Bovine Pericardium. Processed from both donated human tissue and animal tissue. Implants used in surgeries such as hernia or other complex abdominal wall repair cases and post-mastectomy breast reconstruction. They are distributed through both the Company’s direct sales organizations and a commercial customer.

•	your statement that “We have grown our direct sales, which have higher gross margins than our commercial sales and greater predictability, from 40% of revenues in 2001 to 50% of revenues in 2015, and expect to grow direct sales to 60% of revenues in the long-term.” In this respect, describe generally any plans you have for achieving these results; and,

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Supplemental Support

This statement contained a typographical error in that “2001” should have been “2011.”

The statement that the Company’s direct sales have grown from 40% of total revenues in 2011 (as opposed to 2001) compared to 50% of total revenues is supported by the Company’s earnings release issued in February 2016 and the Company’s presentation at the Canaccord Genuity Musculoskeletal Conference in February 2012. The Company’s expectation that its direct sales will grow to 60% of revenues in the long-term is due to its primary focus being on such direct sales businesses. As discussed above, Focused Products are primarily distributed through the direct business. In addition, the Company’s commitment to research and development, along with its investment in sales management and marketing, is heavily targeted to the direct business. The Company discussed these concepts with investors at its February 2016 year-end earnings call, among other communications.

•	that your direct sales business is expected to grow in the mid-teens year over years in 2016.

Supplemental Support

The Financial Highlights, included on the Company’s website, show that the direct business grew by 56.7% in 2014 over 2013, and by 6.6% in 2015 over 2014. In addition, the Company’s direct business increased by 11% in the first quarter of 2016 as compared to the first quarter of 2015. In the Company’s February 2016 year-end earnings call, it provided guidance to investors that the direct business would grow in the mid-teens in 2016 compared to 2015. In both the call and the related investor presentation, the Company discussed that the increased growth rate in 2016 is a result of the growth in the Focused Products business and the Company’s investment in sales and marketing activities in both the U.S. and abroad, as well as a projected increase in demand for the Company’s products generally.

We would be happy to discuss any questions you may have.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Robert J. Grammig
Robert J. Grammig

cc:	Brian Hutchison, Chief Executive Officer, RTI Surgical, Inc.
Thomas F. Rose, Corporate Secretary, RTI Surgical, Inc.